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                        FAIRVIEW ENERGY CORPORATION, INC.
                                 585 MILSOM WYND
                             DELTA, BRITISH COLUMBIA
                                 CANADA, V4M 2T6
                            TELEPHONE: (604)943-5200
                               Fax: (604)943-5209


April 5, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Perry Hindin

Dear Sirs:

Re:      Fairview Energy Corporation, Inc.
         Registration Statement on Form SB-2 - File #333-130906
         ------------------------------------------------------

We are in receipt of your letter dated March 13, 2006 concerning deficiencies in our registration statement on Form SB-2. We have addressed your comments as follows:

Risk Factors, page 7
--------------------

1. Please continue to enhance your risk factor disclosure by including a discussion of the risks related to your disclosure in the second paragraph under "Government Approvals and Environmental Laws" on page 25.

         We have added the following risk factor:

         "REQUIRED GOVERNMENT APPROVALS AND COMPLIANCE WITH ENVIRONMENTAL LAWS MAY BE COSTLY AND MAY PREVENT US FROM COMPLETING OUR BUSINESS OBJECTIVES AND ACHIEVING PROFITABILITY.

         British Columbia legislation also requires that generating facilities and production sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

         As well, the discharge of hazardous substances or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such

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         discharge.  No assurance can be given that  environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or acquisition activities or otherwise adversely affect our financial condition, results of operations or prospects.

         In order to proceed with a run of river hydro-electric project, we will need to obtain fisheries, environmental and navigable waters approvals from departments of the British Columbia government. There is no guarantee that we will obtain such approvals."

Because our President Bruce Velestuk has other business interests...page 8
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2.       Please enhance your risk factor to clarify that the projects  mentioned are owned by Link Power Management Ltd., a private British Columbia company owned by Mr. Velestuk, and disclose the amount of time Mr. Velestuk has historically devoted to those projects. Please also revise to indicate any conflicts of interest that may arise from Mr. Velestuk's ownership of those projects. As examples only, and to the extent applicable, describe any conflicts of interest resulting from the diversion of Mr. Velestuk's time to those other projects, potential diversions of available capital raising and business opportunities to those other projects, or the diversion of available resources, such as independent contractors and potential employees of Fairview Energy to those other projects, etc.

         We have revised the noted risk factor to state the following:

         "BECAUSE OUR PRESIDENT, BRUCE VELESTUK, HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

         Our president, Bruce Velestuk, is involved in other run-of-river projects through his privately owned British Columbia company, Link Power Management Ltd., and also acts as a management system consultant and ISO 9001 auditor. Mr. Velestuk devotes approximately 80% of his business time to these other obligations, including 20% to the run-of-river projects.

         If Mr. Velestuk diverts his time, capital raising ability, business opportunities or industry contacts to his own run-of-river projects, our business may suffer or our projects could be delayed.

         It is also possible that the demands on Mr. Velestuk from his other obligations could increase with the result that he will no longer be able to devote sufficient time to the management of our business. In addition, Mr. Velestuk may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels."

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Selling Shareholders, page 11
-----------------------------

3. We note your revised disclosure in response to prior comment 9. Please revise your disclosure to clarify, if true, that the per share prices mentioned were the per share prices at which your selling shareholders acquired their shares, and to clarify that the selling shareholders will sell their shares at $0.40 per share until your shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

         We have added the following disclosure in this section:

         "The selling shareholders will sell our shares at $0.40 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. There is no guarantee that our stock will be quoted for trading on the OTC Bulletin Board. We determined this offering price arbitrarily based upon the price of the last sale of our common stock to investors."

Plan of Operations, page 27
---------------------------

4. Please clarify in your eighth paragraph that there is no guarantee that your common stock will be accepted for quotation on the OTC Bulletin Board, and that if accepted, that there is no guarantee that such quotation will be maintained.

         We have added the requested disclosure to this section.

Financial Statements
--------------------

5. Please update the financial statements as required by Item 310(g) of Regulation S-B.

         We have included interim financial statements for the period ended January 31, 2006 to our amended registration statement.

Note 1. Nature and Continuance of Operations, page 37
-----------------------------------------------------

6.       Please revise to indicate the fiscal year end that you are using.

         We have disclosed that our year end is October 31.

Part II - Undertakings
----------------------

7. Please tell us why you have not included any of the Item 512(g) undertakings.

         The following undertaking described in Item 512(g)(2) was included on page 47 of our registration statement:

         "Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by

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         reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use."

Exhibit 23 - Consent of Independent Registered Public Accounting Firm
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8.       Please include an updated consent in all amendments.

         We have included the independent accountant's updated consent as an exhibit to our amended registration statement.

         Yours truly,

         /s/ Bruce Velestuk

         Fairview Energy Corporation, Inc.
         Bruce Velestuk, President